Direct Line: 212.859.8136
Fax: 212.859.4000
jeffrey.bagner@ffhsj.com
December 17, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Community Health Systems, Inc.
Dear Mr. Rosenberg:
This letter sets forth the response of Community Health Systems, Inc. (the “Company”) to the verbal comments that the Company received pursuant to the phone conference the Company had on December 17, 2008 with Ms. Tabatha Akins of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) that was filed with the Securities and Exchange Commission on February 29, 2008.
Professional Liability Insurance Claims
1.	The Company was asked to state in writing the percentage of settled vs. unsettled claims as of each balance sheet date used in its prior responses to the Staff.
The Company typically pays its settled claims within approximately two weeks of the settlement date and does not utilize time payments or annuity type settlement payments. At December 31, 2007 and 2006, respectively, settled claims represented less than 0.5% of the total outstanding claims liability.
2.	The Company’s response letter dated October 2, 2008 included a table entitled “Change in Ultimate Losses — Period over Period” that had columnar data captioned “Selected Ultimate Losses and Allocated Loss Adjustment Expenses.” The Company was asked to provide clarification as what the word “selected” as used in this caption was meant to include.

The Company’s historical loss and allocated loss adjustment expenses (“ALAE”) experience (on both a paid and incurred basis) produces development statistics that are used to derive ultimate loss and ALAE indications based on several actuarial methodologies. The term “selected ultimate losses and ALAE” in the caption was used in its actuarial context to refer to the ultimate loss and ALAE value selected from those indicated by the aforementioned actuarial methodologies. As a result of our telephone conversation of October 22, 2008, the Company’s November 7, 2008 response repeated the table in question with the phraseology in the caption changed to clarify its intended meaning.
3.	In its response letter dated August 20, 2008, the Company made reference to “hospital industry data and physician malpractice claims data” in the first sentence of its response to prior comment #3. The Company was asked to provide information regarding the source of this data and how current this information is.
As indicated in the Company’s November 7, 2008 response and as disclosed in the Company’s Form 10-Q for the period ended September 30, 2008, the liability primarily consists of estimates established based upon discounted actuarial calculations utilizing the Company’s actual historic reported and settled claims data. Hospital industry data is primarily used as benchmark data by the Company’s actuary for purposes of assessing the reasonableness of actuarial assumptions and for assessing the reasonableness of Company specific trends. The primary source of this hospital industry and physician malpractice claims data is a proprietary database maintained by the actuary engaged by the Company. This database is maintained current within one year.
4.	The Company was asked for clarification as to whether the reserves were “short tail” or “long tail” reserves.
The average lag period the Company has experienced between claim occurrence and final settlement and payment is approximately 4-5 years.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136.
Sincerely,
/s/ Jeffrey Bagner
Jeffrey Bagner

cc:	Tabatha Akins (Securities and Exchange Commission) Joel Parker (Securities and Exchange Commission) Rachel A. Seifert (Community Health Systems, Inc.)